07026191

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSC Marganetsky Ore Mining & Processing Enterprise

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

AUG 2 7 2007

THOMSON FINANCIAL

FILE NO. 82- 34710 FISCAL YEAR 12-31-06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 8/23/07

"Утверждаю"

Председатель правления

ОАО "МГОК"

В.Н. Надзоров

12g3-2(b) # 82-34710

Годовой отчет / Annual Report 2006

AR/S 12-31-06

Открытого Акционерного Общества "Марганецкий горно-обогатительный комбинат"

Open Joint Stock Company "Marhanetskiy GOK"

OJSC Marganetsky Ore Mining & Processing Enterprise

г. Марганец

Марганецкий ГОК

ОАО "Марганецкий горнообогатительный комбинат"

ул. Советская, 62, г. Марганец, 53400, Украина

тел (05665) 222-02, факс (05665) 230-31

ИСТОРИЧЕСКАЯ СПРАВКА

Открытое акционерное общество "Марганецкий ГОК" одно из крупнейших предприятий в Европе по добыче и переработке марганцевых руд, которое осуществляет добычу руды подземным и открытым способами, с последующим обогащением ее на обогатительной фабрике.

"Марганецкий горно-обогатительный комбинат" - разрабатывает Грушевско-Басанский участок Никопольского месторождения марганцевых руд.

Месторождение открыто русским горным инженером Домгером В.А. в 1883 году.

Первый рудник начал работать в 1885 году. Наибольшее развитие в дореволюционный период разработка месторождения достигла в 1913 году.

Большинство технологических процессов, связанных с добычей руды выполнялись вручную. В 1923 году в эксплуатацию введены две рудопромывочные фабрики. В 1928-1929 годах на рудопровывочных фабриках устанавливаются первые отечественные обогатительные аппараты, мокрая отсадка заменяется промывкой с последующим грохочением.

В январе 1934 года организован трест "Никопольмарганец".

К концу 1940 года в бассейне действовало 20 шахт и 4 обогатительных фабрики. В 1970 году на базе двух рудоуправлений организован горно-обогатительный комбинат.

В 1996 году государственное предприятие преобразовано в Акционерное общество "Марганецкий ГОК".

В настоящее время добыча марганцевых руд производится на пяти шахтах и двух карьерах.

В состав комбината входят :

- пять шахт;
- два карьера - Басанский и Грушевский;
- обогатительная фабрика;
- опытно - промышленный комплекс химического обогащения;
- цеха автомобильного и железнодорожного транспорта;
- вспомогательные цеха.

СТРАТЕГИЯ И МИССИЯ ПРЕДПРИЯТИЯ

ОАО "Марганецкий ГОК"- ставит своей задачей сохранение и увеличение доли на рынке Украины по производству марганецсодержащей продукции для удовлетворения нужд металлургических заводов Украины, с целью укрепления экономической стабильности государства.

ЦЕЛИ РАБОТЫ КОМБИНАТА:

1. Эффективное развитие предприятия, совершенствование технологических процессов производства.
2. Удовлетворение социально-экономических запросов владельцев акций и трудового коллектива.
3. Совершенствование управленческого учета и информационного обеспечения для улучшения эффективности управления комбинатом.
4. Совершенствование технологических процессов производства.
5. Совершенствование структуры управления комбинатом.







Открытая добыча марганцевых руд.
Open manganese ore extraction.







Подземная добыча руды.
Underground manganese ore extraction.

ОСНОВНЫЕ ВИДЫ ВЫПУСКАЕМОЙ ПРОДУКЦИИ

По химическому составу марганецсодержащих минералов руды подразделяют на три типа:

- **Окисные**, сложенные окислами и годроокислами марганца.
- **Окиснокарбонатные**, (смешанные руды), содержащие гидроокислы и карбонаты марганца.
- **Карбонатные**, состоящие из манганокальцита и кальциевого родохрозита.

I. Руда марганцевая обогащенная (окисная)

Качественные показатели по стандарту:

Сорт	Класс крупности, мм	Контрольный класс, мм	Доля крупности, %	Массовая доля, Mn, %	Норма влаги, %	Массовая доля P, %	Массовая доля SiO2, %
I	0-50	+50	15	43.0	16.0	0.135-0.245	12.0-17.0
I Б	0-50	+50	15	41.0	16.0	0.135-0.245	15.0-20.0
II	0-50	+50	15	34.0	22.0	0.130-0.245	25.0-30.0

II. Руда марганцевая обогащенная (окиснокарбонатная)

Качественные показатели по стандарту:

Сорт	Класс крупности, мм	Контрольный класс, мм	Доля крупности, %	Массовая доля, Mn, %	Норма влаги, %	Массовая доля P, %	Массовая доля SiO2, %	П.П.П %, не менее
I	0-150 0-50	- +50	- 15	26.0	18.0	0.160-0.240	20.0 - 25.0	17.0

Основные достижения компании в 2006 году. 1.

Потребителям отгружено концентрата 928 тыс. тн., что на 24,4 т.тонн.выше плана.

Сумма реализации составила 315 110,6 тыс. грн с НДС, т.е 112,8% к плановой реализации на 2006 г.

Добыто в 2006 году 2195,741 тыс.т. марганцевой руды, что на 100,4% превышает план.

Произведено 937,168 тыс. тонн марганцевого концентрата. Качественные и количественные показатели по всем сортам выполнены.

Отгружено глины керамзитовой 166,1 тыс. тн., что составило 103,8 % к плану на 2006 год.

Выполнена программа «Технического перевооружения и реновации основного технологического оборудования на ОАО «МГОК». Для обеспечения работоспособности обогатительных фабрик в рамках программы реновации оборудования с целью увеличения выпуска высших сортов было приобретено оборудование на сумму 5235,2 тыс.грн.

Приобретены ТМЦ по направлению охраны труда на общую сумму 1 млн. 848 тыс. Грн.

Выполнены мероприятия по экономии энергоресурсов.

Проведена оптимизация численности персонала комбината. Среднесписочная численность на 01.01.07г. составила 6944 чел. против 7267 чел на 1.01.2006 г. Что на 323 чел. меньше.

КОЛИЧЕСТВО И СОСТАВ ПЕРСОНАЛА КОМБИНАТА

Динамика изменения численности:

Год	2000	2001	2002	2003	2004	2005	2006	2007
Численность на 1января	*6994*	*7318*	*7387*	*7544*	*7342*	*6991*	*7267*	*6944*

На 1 января 2007 г. в Марганецком ГОКе численность трудящихся составила - 6944 человек, в том числе - 1997 женщин.

Из общей численности персонала- 6944:

- промышленного персонала - 94,7%,
- непромышленного - 5,2%,
- женщин - 28,7%.

Численность работников по категориям:

Категория	Количество, чел.	Доля, %
рабочих	5647	81,3
руководителей	576	8,3
специалистов	620	8,9
служащих	101	1,4


Численность персонала ОАО "МГОК" по направлениям
5%
26%
41%
1%
12%
7%
8%
Подземные цеха
Открытая разработка
Обогатительная фабрика
Транспорт
Химический комплекс
Прочие производственные цеха
Аппарат управления

Качественный состав персонала по образованию:

Тип образования	Количество, чел.	Доля, %
с высшим	867	12,4
со средне-специальным	2020	29
средним	3653	52,6

ОРГАНЫ УПРАВЛЕНИЯ

Главным органом управления предприятия является Правление ОАО "Марганецкий горно-обогатительный комбинат" в составе:

- председатель правления, непосредственно осуществляющий руководство отделом входного контроля, отделом технического контроля;
- главный бухгалтер, руководящий работой главной бухгалтерии;
- заместитель председателя правления по производству - руководит производственным функциональным направлением, включающим в себя добычные цеха (шахты, карьеры), обогатительную фабрику, подчиненные непосредственно производственному управлению;
- заместитель председателя правления по управлению персоналом - руководитель соответствующего функционального направления, включающего в себя отдел труда и заработной платы, отдел по работе с персоналом, отдел по работе с акционерами, отдел по чрезвычайным ситуациям, отдел по связям с общественностью;
- заместитель председателя правления по экономике и финансам, осуществляющий координацию работы финансового отдела, управления планирования, юридического отдела и цеха автоматизированных систем управления;
- заместитель председателя правления по коммерческим вопросам - руководитель коммерческого направления, состоящего из отдела материально-технического снабжения, отдела сбыта и внешнеэкономических связей и хозяйственного цеха;
- заместитель председателя правления по режиму и экономической безопасности - руководит контрольно-ревизионным отделом, отделом ведомственной военизированной охраны, 1-2 отделом;
- заместитель председателя правления по охране труда - осуществляет через отдел охраны труда и техники безопасности контроль за обеспечением безопасных условий труда в структурных подразделениях комбината;
- главный инженер, руководящий работой технического отдела, отдела главного маркшейдера, отдела главного энергетика, отдела главного механика, лаборатории метрологи и стандартизации, лаборатории защиты вводно-воздушного бассейна, отдела главного геолога, проектно-конструкторского отдела.

Правление рассматривает и принимает решения по всем стратегически важным для предприятия вопросам производственно-экономического и коммерческого характера.

Структурная схема управления ОАО “Марганецкий ГОК”



Председатель правления
Зам. председателя правления по коммерческим вопросам
Отдел сбыта и ВЭС, ОМТС, хоз.цех
Зам. председателя правления по экономике и финансам
Финансовый отдел, Управление планирования, цех АСУ, юротдел
Зам. председателя правления по управлению персоналом
ОТиЗ, ОРП, ОЧС, ОРА, ОСО
Зам. председателя правления по транспорту, строительству и общим вопросам
АХО
Цех питания
Автоцех
ЖДЦ
УКС
Отдел по обслуживанию объектов соцкультбыта
Зам. председателя правления по охране труда
Отдел охраны труда, цех охраны здоровья
Главный бухгалтер
Главная бухгалтерия
Заместитель председателя правления по производству
Начальник ПрУ
ПрУ
ЦППК
Шахты №№ 2, 3/5, 8, 9/10, 14/15
Карьеры Грушевс-кий, Басанский
Главный обогатител
Отдел главного обогатителя
ГОФ
ШХОВС
ОПКХО
СЛО
Главный инженер
Техотде
Тех.библ.
ОГМарк
ОГГ
Лаб.метр
ОГЭ
ЦСП
ЭСЦ
ЦТД
ЭМЛ
ЛЗВВБ
ОГМ
РМЦ
ПМВВР
ПКО
Зам. председателя правления по режиму и безопасности
ОВВО
1-2
ОВК
КРО
ОТК

ПРОЕКТНЫЕ И ПРОИЗВОДСТВЕННЫЕ МОЩНОСТИ

Проектная мощность комбината по добыче сырой марганцевой руды, по состоянию на 01.01.2007 год составляет 3250 тыс. тонн, в том числе подземным способом 2150 тыс. т. и открытым способом 1100 тыс. т.

Подземная добыча руды ведется по столбовой системе разработки с обрушением налегающих пород кровли.

Выемка руды в столбе производится длинными двухсторонними, поочередно отрабатываемыми заходками с применением добычных комбайнов типа КДР, забойных конвейеров типа КЛЗС (КШЛС), штрековых конвейеров типа КТМ (КШЛТ).

Добыча руды открытым способом включает в себя комплекс технологических процессов по вскрытию рудного пласта и перемещению горной массы в отработанное пространство при помощи вскрышных комплексов типа ЭРШР-5000, экскаваторов ЭШ, отвалообразователей и конвейерного транспорта.

Наименование цеха	**Год ввода в эксплуатацию**	**Проектная мощность**	**Производств. мощность на 2006 год**
Добыча марганцевой руды, тыс. Тонн			
Шахта № 2	1960	300	135
Шахта № 3/5	1979	550	411
Шахта № 8	1972	250	150
Шахта № 9/10	1978	900	520
Шахта № 14/15 (строительство)		500	450
Подземным способом		***2150***	***1666***
Грушевский карьер	1962	900	392
Басанский карьер	1973	200	140
Открытым способом		***1100***	***532***
Всего по комбинату		**3250**	**2198**
Производство марганцевого концентрата, тыс. Тонн			
Грушевская обогатительная фабрика	1962	***2430***	***935***



Фото: Грушевская обогатительная фабрика.

Технология обогащения марганцевых руд.

Процесс обогащения осуществляется гравитационно-магнитным методом во влажной среде и включает следующие операции:

- 2-х стадийное дробление исходной руды до крупности 50мм.
- Промывка исходной дробленой руды.
- 3-я стадия дробления мытой руды до крупности 25 мм.
- Грохочение с разделением продуктов по классам крупности 25-10мм, 10-5 мм, 4-1 мм 1-0 мм.
- Отсадка продуктов по классам крупности.
- Электромагнитная сепарация продуктов по классу +0,16мм.
- Классификация и дешламация сливов моечных машин.
- Электромагнитная сепарация продуктов класса -0,16 мм.
- Обезвоживание концентратов.
- Складирование концентратов по складам.

Схема обогащения окисной руды.


Думпкар
50т
Бункер
Питатель
Дробилка
Дробилка
Промывочная машина
Мытая руда
Грохот
-1,6
30-10 мм
50-10 мм
Дробилка
30мм
Грохот
3-0
10-3
Открытые склады
Классификатор
-0,15
-0,3
+0,3
Гидроциклон
+0,15
Электромагнитный
Сепаратор
Электромагнитный
Сепаратор
Классификатор
II сорт
Отвал
Машина
Отсадочная
I сорт
II сорт
Отсадочная
Машина
высшие сорта
Классификатор
Электромагн.
сепаратор
I сорт
IIсорт
Классификатор

ОСНОВНЫЕ ПРОИЗВОДСТВЕННЫЕ ПОКАЗАТЕЛИ

Производственный цех	Объемы добычи, тыс. т.
Шахта 2	126,4
Шахта 3/5	398,3
Шахта 8	131,5
Шахта 9/10	613
Шахта 14/15	364,4
Грушевский карьер	408,7
Басанский карьер	154,1
Всего по комбинату	2195,7


Объемы добычи марганцевой руды в 2006 году
154,1
126,4
398,3
408,7
131,5
364,4
613
Шахта 2
Шахта 3/5
Шахта 8
Шахта 9/10
Шахта 14/15
Грушевский карьер
Басанский карьер

Производство концентрата, тыс. тонн	
Концентрат, всего, тыс. тонн	937,2
Сорт I	56
Сорт IБ	279,8
высшие сорта	335,8
Сорт II	422,4
Сорт I карбонатный	179


Отношение объемов подземной и открытой добычи руды
26%
74%
Подземная
Открытая

ДОЛЯ ОАО "МГОК" НА УКРАИНСКОМ И МИРОВОМ РЫНКАХ

Марганец, как и большинство металлов, распределен по земному шару неравномерно. Главными держателями запасов марганца являются 10 стран, недра которых заключают около 90 % мировых запасов: ЮАР, Украина, Казахстан, Габон, Грузия. Австралия, Бразилия, Китай, Болгария, Индия. Именно эти страны лидируют по объемам экспорта марганцевой руды.

Производителями марганцевой руды на рынке Украины являются Орджоникидзевский и Марганецкий ГОКи, которые составляют 14 % общего мирового производства руды.



Производство марганцевой руды в мире,%
14%
2%
8%
10%
18%
19%
2%
6%
8%
4%
9%
Австралия
Бразилия
Китай
Габон
Гана
Индия
Казахстан
Мексика
Южная Африка
Украина
Другие страны

Доля ОАО "Марганецкий ГОК" на рынке Украины составляет 45%.

ОБЪЕМЫ РЕАЛИЗАЦИИ

Основные потребители	Сорт	Объемы реализации, тыс.тонн
ОАО "Запорожский завод ферросплавов"	1	56
	1Б	184,1
	2	215,3
	Карб (-10)	69
	всего	**455,4**
ОАО «Никопольский завод ферросплавов»	1Б	81,5
	2	76,1
	Карб (+10)	18,8
	Карб (-10)	59
	крб	13,8
	всего	**249,2**
ОАО "Краматорский металлургический завод"	1	4,7
	Карб (+10)	8,9
	Карб (-10)	17,6
	всего	**31,2**
ОАО "Азовсталь"	Карб (+10)	72,7
ОАО «Стахановский ЗФ»	1б	61,2
	2	54,8
	всего	**116**
Другие предприятия	**всего**	**3,5**
ВСЕГО		**928**

			Дата
П1дприемство	ВАТ "Марганецький ГЗК"	за ЄДРПОУ	190911
Територ1я	Укра1на	за КОАТУУ	1241300000
Форма власності	колективна	за КФВ	20
Орган державного управління		за СПОДУ	6024
Галузь	промислов1сть	за ЗКГНГ	12120
Вид економічної діяльності	видоб.марганц.руд	за КВЕД	
Одиниця виміру: тис.грн		Контрольна сума	

Адреса 53400 г.Марганец
вул.Радянська,62

БАЛАНС
на 31 грудня 2006р.

Форма № 1

Код за ДКУД 1801001

Актив	Код рядка	На початок звітного періоду	На кінець звітного періоду
1	2	3	4
І. Необоротні активи			
Нематеріальні активи:			
залишкова вартість	10	123,2	532,2
первісна вартість	11	662,6	1 164,9
накопичена амортизація	12	539,4	632,7
Незавершене будівництво	20	27 781,5	116 626,7
Основні засоби:			
залишкова вартість	30	270 447,3	268 900,6
первісна вартість	31	2 123 305,2	2 113 808,9
знос	32	1 852 857,9	1 844 908,3
Дострокові фінансові інветсиції			
які облікуються за методом участі в капіталі інших підриємств	40	364,4	362,4
інші фінансові інвестиції	45	2 682,8	2 682,8
Довгострокова дебіторська заборгованість	50		
Відстрочені податкові активи	60		
Інші необоротні активи	70		
Усього за розділом І	**80**	**301 399,2**	**389 104,7**
ІІ. Оборотні активи			
Запаси:			
виробничі запаси	100	43 611,4	36 839,9
тварини на вирощуванні та відгодівлі	110		
незавершене виробництво	120	811,0	11 844,6
готова продукція	130	83 255,8	93 700,1
товари	140	33 970,8	67,6
Векселі одержані	150	622,7	560,4
Дебіторська заборгованість за товари, роботи, послуги:			
чиста реалізаційна вартість	160	118 876,9	252 932,3
первісна вартість	161	121 288,5	254 138,4
резерв сумнівних боргів	162	2 411,6	1 206,1
Дебіторська заборгованість за розрахунками:			
з бюджетом	170	44 313,3	50 993,8
за виданими авансами	180	101 465,9	90 018,4
з нарахованих доходів	190		
із внутрішніх розрахунків	200	628,1	747,2
Інша поточна дебіторська заборгованість	210	77 168,4	5 251,7
Поточні фінансові інвестиції	220		
Грошові кошти та їх еквіваленти:			
у національній валюті	230	6 131,8	35 905,3
в іноземній валюті	240	0,1	2,7
Інші оборотні активи	250	309,5	523,7
Усього за розділом ІІ	**260**	**511 165,7**	**579 387,7**
ІІІ. Витрати майбутніх періодів	**270**	**56,5**	**6 110,0**
Баланс	**280**	**812 621,4**	**974 602,4**

Пасив	Код рядка	На початок звітного періоду	На кінець звітного періоду
1	2	3	4
I. Власний капітал			
Статутній капітал	300	366 625,5	366 625,5
Пайовий капітал	310		
Додатковий вкладений капітал	320		
Інший додатковий капітал	330	293 360,5	293 077,5
Резервний капітал	340	3 668,9	4 898,9
Нерозподілений прибуток (непокритий збиток)	350	67 036,6	67 462,1
Неоплачений капітал	360		
Вилучений капітал	370		
Усього за розділом I	**380**	**730 691,5**	**732 064,0**
II. Забезпечення наступних витрат і платежів			
Забезпечення виплат персоналу	400		
Інші забезпечення	410		
Цільове фінансування	420	18,4	
Усього за розділом II	**430**	**18,4**	
III. Довгострокові забов'язання			
Довгострокові кредити банків	440		
Інші довгострокові фінансові зобов'язання	450		
Відстрочені податкові зобов'язання	460	10 584,0	6 236,2
Інші довгострокові зобов'язання	470		
Усього за розділом III	**480**	**10 584,0**	**6 236,2**
IV. Поточні зобов'язання			
Короткострокові кредити банків	500	15 271,5	98 475,0
Поточна заборгованість за довгостроковими зобов'язаннями	510		
Векселі видані	520	168,9	
Кредиторська заборгованість за товари, роботи; послуги	530	20 817,1	21 968,1
Поточні зобов'язання за разрахунками:			
з одержаних авансів	540	355,8	555,0
з бюджетом	550	2 742,4	6 784,2
з позабюджетних платежів	560		
зі страхування	570	2 908,5	2 536,7
з оплати праці	580	6 154,7	6 050,1
з учасниками	590		
із внутрішніх розрахунків	600	75,2	55,4
Інші поточні зобов'язання	610	22 833,4	99 877,7
Усього за розділом IV	**620**	**71 327,5**	**236 302,2**
V Доходи майбутніх періодів	**630**		
Баланс	**640**	**812 621,4**	**974 602,4**

Керівник

Головний бухгалтер

			Дата
Підприємство	ВАТ "Марганецький ГЗК"	за ЄДРПОУ	00190911
Територія	*Украина г.Марганец*	за КОАТУУ	1241300000
Орган державного управління		за СПОДУ	06024
Галузь	промисловість	за ЗКГНГ	12120
Вид економічної діяльності	видоб.марганцев.руд	за КВЕД	13201
Одиниця виміру:	*тис.грн*	Контрольна сума	

Звіт про фінансові результати
за 2006 р.

Форма № 2 Код за ДКУД 1801003

І. Фінансові результати

Стаття	Код рядка	За звітній період	За попередній період
1	2	3	4
Дохід (виручка) від реалізації продукції (товарів, робіт, послуг)	010	781 700,1	589 012,6
Податок на додану вартість	015	62 940,7	47 882,3
	020		
Акцизний збір	025		
Інші вирахування з доходу	030	94 086,4	8 305,3
Чистий дохід (виручка) від реалізації продукції (товарів, робіт, послуг)	035	624 673,0	532 825,0
Собівартість реалізованої продукції (товарів, робіт, послуг)	040	577 934,3	476 536,3
Валовий:			
прибуток	050	46 738,7	56 288,7
збиток	055	-	-
Інші операційні доходи	060	259 997,9	132 820,0
Адміністративні витрати	070	16 981,7	21 904,7
Витрати на збут	080	14 614,8	18 040,5
Інші операційні витрати	090	268 705,7	150 030,6
Фінансові результати від операційної діяльності:			
прибуток	100	6 434,4	-
збиток	105	-	867,1
Дохід від участі в капіталі	110	-	-
Інші фінансові доходи	120	-	-
Інші доходи	130	35 355,8	205 023,4
Фінансові витрати	140	9 132,4	724,3
Втрати від участі в капіталі	150	2,0	702,5
Інші витрати	160	32 585,7	169 135,5
Фінансові результати від звичайної діяльності до оподаткування:			
прибуток	170	70,1	33 594,0
збиток	175	-	-
Податок на прибуток від звичайної діяльності	180	-1 585,4	8 993,5
Фінансові результати від звичайної діяльності:			
прибуток	190	1 655,5	24 600,5
збиток	195	-	-
Надзвичайні:			
доходи	200	-	-
витрати	205	-	-
Податки з надзвичайного прибутку	210	-	-
Чистий:			
прибуток	220	1 655,5	24 600,5
збиток	225	-	-

II. Елементи операційних витрат			
Найменування показника	Код рядка	За звітній період	За попередній період
1	2	3	4
Матеріальні затрати	230	86 631,9	82 596,2
Витрати на оплату праці	240	103 472,0	87 143,0
Відрахування на соціальні заходи	250	40 742,8	35 782,4
Амортизація	260	33 524,3	34 437,7
Інші операційні витрати	270	47 116,2	44 727,9
Разом	280	311 487,2	284 687,2

III. Розрахунок показників прибутковості акцій			
Назва статті	Код рядка	За звітній період	За попередній період
1	2	3	4
Середньорічна кількість простих акцій	300	1 466 502 000	1 466 502 000
Скоригована середньорічна кількість простих акцій	310	1 466 502 000	1 466 502 000
Чистий прибуток (збиток) на одну просту акцію	320	0,00000098	0,0000168
Скоригований чистий прибуток (збиток) на одну просту акцію	330	0,00000098	0,0000168
Дивіденди на одну просту акцію	340	-	-

Керівник

Головний бухгалтер

RECEIVED

2007 JUN 17 A 10:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Annual report 2006

ARLS
12-31-06

Open Joint Stock Company "Marhanetskiy GOK"

HISTORY

Joint Stock Company Marhanetkiy GOK is one of the largest enterprises in Europe engaged in mining and manganese ore enriching. It executes mining by underground and open-pit methods with following dressing on the concentration plant.

Marhanetkiy Mining and Concentrating Complex - the complex, producing manganese concentrates, develops the Grushevsk-Basanskyi site of Nicopol manganese ore deposit.

The deposit was discovered by outstanding Russian geologist V.A. Domger in 1883.

The first mine started its work in 1885. In pre-revolutionary period, the outside development was reached in 1913. The majority of work was executed manually. In 1923 two ore-washing factories were put into operation. In 1928-1929 in ore-washing factories the first home-produced dressing equipment was installed, wet jigging was substituted by washing with the following screening.
In January 1934 the trust "Nicipolmanganese" was organized.

Up to the end of 1940 20 mines and 4 concentrating factories were in operation. In 1970 on the base of two mining directorates the Mining and Concentrating Complex was organized.
In 1996 the state enterprise was reorganized into Joint Stock Company Marhanetkiy GOK.
Nowadays the extraction of manganese ore is executed by five mines and two quarries.
The enterprise has the following main workshops:

- Five mines
- Two quarries
- Concentrating factory
- Experimental Chemical complex
- Automobile and railway transport workshops
- Additional workshops.

STRATEGY AND MISSION

Joint stock company Marhanetkiy GOK aims at keeping and increasing its share of the Ukrainian market in the production of manganese containing products for the needs of metallurgical plants of Ukraine, securing the economical stability of the state.

The company functional goals.

1. To achieve break-even results of the activity.
2. To satisfy the requirements of share-holders and working staff.
3. To enhance management information supply to improve the company management effectiveness.
4. To develop technological processes of production.
5. To improve company's management structure.

The main products produced

By the chemical composition of mananese bearing minerals, ores are divided into three types:

- **Oxide,** containing manganese oxides and hydro-oxides.
- **Oxide-carbonate,** (mixed ores), containing manganese hydro-oxides and manganese carbonates.
- **Carbonate,** containing manganocalcite and calcium rodochrosite.

I. CONCENTRATED MANGANESE ORE (OXIDE)

Standard performance figures

Grade	Size fraction, mm	Control size, mm	Fraction proportion%	Mass fraction of Mn,%	Moisture content rate, %	Mass fraction of P,%	Mass fraction of SiO2,%
I	0-50	+50	15	43.0	16.0	0.135-0.245	12.0-17.0
I Б	0-50	+50	15	41.0	16.0	0.135-0.245	15.0-20.0
II	0-50	+50	15	34.0	22.0	0.130-0.245	25.0-30.0

II. CONCENTRATED MANGANESE ORE (OXIDE-CARBONATE)

Standard performance figures

Grade	Size fraction, mm	Control size, mm	Fraction proportion %	Mass fraction of Mn,%	Moisture content rate, %	Mass fraction of P,%	Mass fraction of P,%	loss during firing %,not less that
I	0-150 0-50	- +50	- 15	26.0	18.0	0.160-0.240	20.0 - 25.0	17.0

COMPANY ACHIEVEMENTS IN 2006

- 928 thous tons of manganese concentrate was shipped to customers, what is 24,4 thous tons more than was planned.
- The volume of sales reached 315110,6 thous. UAH what is 112,8% more than was planned for 2006.
- The volume of excavated raw manganese ore is 2195,741 thous tons. It's 104% to plan.
- 937,168 thous tons of manganese concentrate were produced. Quality and quantity indexes were achieved.
- 166,1 thous tons of ceramzit clays were shipped to customers, what is 103,8% to the plan.
- The program of technical rearmament and renovation of the main technological equipment at JSC "MGOK" was fulfilled. To provide the operation of concentrating factory in the bounds of renovation program, aiming on high grades output growth, the equipment on 2535,2 mln.UAH was acquired.
- Commodities for the sum of 1,848 UAH were bought in the sphere of health security.
- The measures in power engineering resourses saving were implemented.
- The optimization of personnel number was executed. The everage personnel number on 01/01/07 ammounted 6944 to 7267 on 01/01/06, what is 323 less.

STAFF QUANTITY AND COMPOSITION

Number changes dynamics:

Year	2000	2001	2002	2003	2004	2005	2006	2007
Number of personnel on 1 January	6994	7318	7387	7544	7342	6991	7267	6944

On January 1, 2007 the quantity of personnel in Marhanets GOK was - 6944 persons, including - 1997 women.

The proportion of the working staff :
- personnel involved into production process - 94,7 %,
- others - 5,2 %,
- women - 28,7 %

The quantity of personnel by categories:

Category	Number, per.	Proportion, %
Workers	5647	81,3
Management	576	8,3
Specialists	620	8,9
Non-manual workers	101	1,4



Number of personnel by trends
5%
26%
41%
1%
12%
7%
8%
Undeground group
Open mining group
Concentrating factory
Transport
Chemical plant
Other production works
Administration

Quality composition of personnel by education:

Type of education	Quality, per.	Доля, %
Higher education	867	12,4
Technical secondary education	2020	29
Secondary education	3653	52,6

DIRECTING BODIES

The main directing body of the enterprise is the Board of JSC 'Marhanets Mining and Concentrating Complex' :

- Chairman of the Board, directly heads technical examining department,
- Chief accountant, controlling the work of chief book-keeping department and control-inspection committee;
- Vice-chairman in production - the head of production functional trend, including mining workshops (mines, quarries), concentrating plant, which are in the subordination of the production direction;
- Vice-chairman in personnel management - the head of corresponding functional trend, including the department of labor and wage, cadre department, the department of technical education, the department, working with shareholders, emergency department, public relations department ;
- Vice-chairman in economics and finances, executing the coordination of the work of financial department, planning committee, juridical department and the department of automatic control systems;
- Commercial director - the commercial trend, consisting of production material supply, sales and external-economics links department and storehouses;
- Vice-chairman in regime and security heads incoming control department, confidential (secret) department, paramilitary guard brigade (security) and control-inspection department;
- Chief engineer - is the head of: technical, geological, mine-surveyors, draft-designing departments; particularized concentrating laboratory, environment defense, metrology and power engineering specialist department.

The board studies and adopts decision on all enterprise important matters of production, economical and commercial character.

Management scheme in JSC "Marhanetskiy GOK"


Chairman of the board
Commercial director
Sales dep., Production material supply dep. storehouses
Vice chairman in economics and finances
Financial dep. Planning dep. JD, automatic control systems
Vice-chairman in personnel management
Dep. of labor and wage, cadre dep., technical education dep., PR dep.
Vice chairman in transport, construction and social sphere
Railway works
Constructing dep.
Motor deport
Social objects: palace of culture, sport objects, greenhouse, guesthouse, laundry, sanatorium
Chancellery
Vice chairman in coordination and development
Vice chairman in health security
Health defence department
Chief accountant
Chief book-keeping dep. Control-inspection dep.
Vice chairman in production
Head of production departm.
Production department
Mines №№ 1, 2, 3/5, 8, 9/10, 14/15, quarries
Concentrating director
Concentrating department
Concentrating factory
Concentrating laboratory
Chemical complex
Slams
Chief engineer
Technical dep.
Mine surveyor
Environment defense dep.
Particularized concentrating dep.
Metrology dep.
Draft-designing dep.
Power engineering specialist department
Geological dep.
Vice-chairman in regime and security
Security
Confidential Department
Incoming control department
Control-inspection department
Technical Examining Department

PROGECT AND PRODUCTION CAPACITIES

The project capacity of the complex in crude manganese ore mining, on the date 01.01.2007 amounts 3250 thousand tons, including the underground method - 2150 thousand tons and open-mining - 1100 thousand tons.

Underground extraction is executed by pillar system of excavation with bringing down overlying roof rock.

The excavation of the crude ore is executed by long two sided, by turns cleared flanks, using mining combines KDR, face conveyers KLZS, (KSLS), drift conveyers KTM.

Open ore extraction consists of technological processes complex of ore layer over-burdening and rock mass shift onto the worked out space with the help of over-burden complexes ERSHR-5000, excavators ESH, slag-heapers and conveyer transport.

Workshop	Put into operation	Capacity	Production capacity in 2006
Manganese crude ore extraction, thousand tons			
Mine № 2	1960	300	135
Mine № 3/5	1979	550	411
Mine № 8	1972	250	150
Mine № 9/10	1978	900	520
Mine № 14/15 (in construction)		500	450
By underground method		***2150***	***1666***
Grushevsky quarry	1962	900	392
Basansky quarry	1973	200	140
By open-mining method		***1100***	***532***
Total		**3250**	**2198**
Production of merchantable manganese ore, thousand tons			
Grushevsk concentrating factory	1962	***2430***	***935***



Photo: Grushevsk concentrating factory

The technology of manganese ore concentration.

The process of concentration is executed by gravitation-magnet method in damp environment and includes the following operations:

- 2 stadium crushing of raw material up to 50мм size.
- Washing of the raw ore.
- 3 stadium of washed ore crushing to 25 мм size.
- Screening with product division by size classes 25-10мм, 10-5 мм, 4-1 мм 1-0 мм.
- Jigging of the products by size classes.
- Electromagnetic separation of products by class+0,16мм.
- Classification and deslamation of washing machine overflow.
- Electromagnetic separation of products by class -0,16 мм.
- Concentrate dehydration.
- Storage of concentrated ores.

Oxide ore- flow diagram


Hopper
50т
Feed
Hopper
Jaw Crusher
Jaw Crusher
Washing mashine
Washed ore
Screen
Crusher
30мм
Screen
50-10 мм
30-10 мм
3-0
Jig
10-3
Electromagnetic
Separator
Classificator
I grade
II grade
Storage
Classificator
-0,15
-0,3
+0,3
Hydrocyclones
+0,15
Electromagnetic
Separator
Electromagnetic
Separator
-1,6
Classificator
Jig
II grade
I grade
II grade
Slimes
Classificator

MAIN PRODUCTION FIGURES

Workshop	Quantity of mining, th. tons
Mine № 2	126,4
Mine № 3/5	398,3
Mine № 8	131,5
Mine № 9/10	613
Mine № 14/15	364,4
Grushevsky quarry	408
Basansky quarry	154,1
Total	2195,7


The quantity of crude ore mining in 2006
174,8
117,5
156,5
540
518,8
177,2
174,5
639,5
Шахта 1-бис
Шахта 2
Шахта 3/5
Шахта 8
Шахта 9/10
Шахта 14/15
Грушевский карьер
Басанский карьер

merchantable manganese ore production, th. Tons	
Concentrate, altogether	**937,2**
Grade I	56
Grade IБ	279,8
Higher grades	**335,8**
Grade II	422,4
Grade I carbonate	179


The rate of volumes between underground and open excavation methods
26%
74%
Undergroung
Open

The Company's Market Share of the Domestic and International markets

Manganese, like the majority of other metals, is dispensed unevenly all round the Earth. The main keepers of manganese reserves are 10 countries, whose bowels contain about 90 % of world supply: Republic of South Africa, Ukraine, Kazakhstan, Gabon, Georgia, Australia, Brazil, China, Bulgaria and India. These very countries are the leaders in manganese ore export volumes.

The manganese ore producers in Ukrainian market are Ordzhonikidzevsky and Marhanetsky Mining and Concentrating Complexes, which form 14 % of the World ore production.


World Manganese Ore Production,%
14%
2%
8%
10%
18%
19%
2%
6%
8%
4%
9%
Australia
Brasil
China
Gabon
Ghana
India
Kazakhstan
Mexico
South Africa
Ukraine
Other countries

Marhanetsky Mining and Concentrating Complex share is 45% of the domestic market.

SALES VOLUME

Main Customers	Grade	Total cost, th. tons
JSC Zaporozhje ferroalloy plant	1	56
	1Б	184,1
	2	215,3
	Карб (-10)	69
	Total	**455,4**
JSC Nikopol ferroalloy plant	1Б	81,5
	2	76,1
	Карб (+10)	18,8
	Карб (-10)	59
	Крб	13,8
	total	**249,2**
JSC Kramatorsk metallurgical plant	1	4,7
	Карб (+10)	8,9
	Карб (-10)	17,6
	Total	**31,2**
JSC "Azovstal"	Карб (+10)	72,7
JSC Stakhanovsk ferro-alloy plant	1б	61,2
	2	54,8
	Total	**116**
Other enterprises	**Total**	**3,5**
TOTAL		**928**

Appendix
to the Regulation (Standard) of Accounting # 3

CODES		
Date/year, month, date/		01
Enterprise: Marhanets Ore Mining and Concentrating Complex OJSC by EDRPOU		00190911
Territory: Ukraine, Marganets by KOATUU		1241300000
State management body by SPODU		06024
Branch : industry by ZKGNG		12120
Kind of economic activity: manganese ore mining by KVED		13201
Measurement unit : thous. UAH		

Report on Financial Results
For the year 2006

Form No .2 **Code by DKUD** **1801003**

I. FINANCIAL RESULTS

Item	Code of line	For reporting period	For previous period
1	2	3	4
Income (proceeds) from sale of products (goods, works, services)	010	781700,1	589012,6
Value-added tax	015	62940,7	47882,3
Excise tax	020		-
	025		-
Other deductions from income	030	94086,40	8305,3
Net income (proceeds) from sale of products (goods, works, services)	035	624673,0	532825,0
Prime cost of the products (goods, works, services) sold	040	577934,3	476536,3
Gross:			
Profit	050	46738,7	56288,7
Loss	055		
Other operating incomes	060	259997,9	132820,0
Administrative costs	070	16981,7	21904,7
Sales cost	080	14614,8	18040,5
Other operating costs	090	268705,7	150030,6
Financial results from operating activity			
Profit	100	6434,4	-
Loss	105	-	867,1
Profit from share in capital	110	-	-
Other financial incomes	120	-	-
Other incomes	130	35355,8	205023,4
Financial costs	140	9132,4	724,3
Losses from share in capital	150	2,0	702,5
Other costs	160	32585,7	169135,5
Financial results from routine activity prior to taxation:			
Profit	170	70,1	33594,0
Loss	175	-	-
Tax on profit from routine activity	180	-1585,4	8993,5
Financial results from routine activity			
Profit	190	1655,5	24600,5
Loss	195	-	-
Extraordinary			
Incomes	200	-	-
Costs	205	-	-
Taxes on extraordinary profit	210	-	-
-Net			
Profit	220	1655,5	24600,5
Loss	225	-	-

Appendix
to the Regulation (Standard) of Accounting # 3 (continued)

II. ELEMENTS OF OPERATING COSTS

Item	Code of line	For reporting period	For previous period
1	2	3	4
Material costs	230	86631,9	82596,2
Costs for remuneration of labor	240	103472,0	87143,0
Deductions for social measures	250	40742,8	35782,4
Depreciation	260	33524,3	34437,7
Other operating costs	270	47116,2	44727,9
Total	280	311487,2	284687,2

III.CALCULATION OF INDICES OF SHARES PROFITABILITY

Item	Code of line	For reporting period	For previous period
1	2	3	4
Average annual quantity of ordinary shares	300	1 466 502 000	1 466 502 000
Adjusted average annual quantity of ordinary shares	310	1 466 502 000	1 466 502 000
Net profit (loss) due on one ordinary share	320	0,00000098	0,0000168
Adjusted net profit (loss) due on one ordinary share	330	0,00000098	0,0000168
Dividends per one ordinary share	340	-	-

Director (signature)

Chief Accountant (signature)

(Seal)

		CODES
Enterprise: Marhanets Ore Mining and Concentrating Complex OJSC	by EDRPOU	00190911
Territory: Ukraine	by KOATUU	1241300000
Form of property: joint	by KFV	20
State management body	by SPODU	6024
Branch : industry	by ZKGNG	12120
Kind of economic activity: manganese ore mining	by KVED	

Measurement unit : Thous. UAH

Address 53400 Marganets town
Radyanska, 62

BALANCE on December, 31, 2006

Form N 1. code by DKUD 1801001

ASSETS	Code of line	As of the beginning of reporting period	As of the end of reporting period
1	2	3	4
I.Non circulating assets			
Intangible assets:	010	123,2	532,2
Initial cost	011	662,6	1164,9
Wear and tear,accumulated	012	539,4	632,7
Construction in progress	020	27781,5	116626,7
Fixed assets:			
Residual cost	030	270447,3	268900,6
Initial cost	031	2123305,2	2113808,9
Wear and tear	032	1852857,9	1844908,3
Long term financial investments			
Accounted by the method of share in the capital of other entities	040	364,4	362,4
Other financial investments	045	2682,8	2682,8
Long term accounts receivable	050		
Deffered tax assets	060		
Other non-circulating assets	070		
Total, by the section 1	**080**	**301399,2**	**389104,7**
II. Circulating assets			
Stocks:			
Production stocks	100	43611,4	36839,9
Animals being raised and fed	110		
Production in progress	120	811,0	11844,6
Finished products	130	83255,8	93700,1
Goods	140	33970,8	67,6
Bills received	150	622,7	560,4
Accounts receivable for goods, works, services:			
Net sales cost	160	118876,9	252932,3
Initial cost	161	121288,5	254138,4
Bad debt reserve	162	2411,6	1206,1
Accounts receivable by settlements:			
With budget	170	44228,7	50993,8
On advances given	180	101465,9	90018,4
On accrued incomes	190		
On internal settlements	200	628,1	747,2
Other current recievable	210	77168,4	5251,7
Current financial investments	220		
Money resources and their equivalents:			
In the national currency	230	6131,8	35905,3
In the foreign currency	240	0,1	2,7
Other circulating assets	250	309,5	523,7
Total by section II	**260**	**511081,1**	**579387,7**
III. Deferrals	**270**	**56,5**	**6110,0**
Balance	**280**	**812621,4**	**974602,4**

Appendix (continued)

LIABILITIES	Code of line	As of the beginning of reporting period	As of the end of reporting period
1	2	3	4
I. Equity capital			
Authorised capital stock	300	366625,5	366625,5
Share capital	310		
Additional laid-down capital	320		
Other additional capital	330	293360,5	293077,5
Capital reserves	340	3668,9	4898,9
Retained income (outstanding loss)	350	67036,6	67462,1
Unpaid capital	360		
Withdrawn capital	370		
Total by section I	**380**	**730691,5**	**732064,0**
II. Provision of future costs and payments			
Payments to the staff	400	--	--
Other provisions	410	--	--
Target financing	420	18,4	
Total by section II	**430**	**18,4**	
III. Long term liabilities			
Long-term credits of the banks	440		
Other long-term financial liabilities	450		
Deffered tax liabilities	460	10584,0	6236,2
Other long-term liabilities	470		
Total by section III	**480**	**10584,0**	**6236,2**
IV. Current liabilities			
Short-term bank loans	500	15271,5	98475,0
Current indebtedness by long-term liabilities	510		
Bills issued	520	168,9	
Accounts payable for goods, works, services	530	20817,1	21968,1
Current liabilities by settlements			
On advances given	540	355,8	555,0
With budget	550	2742,4	6784,2
On off-budget payments	560		
On insurance	570	2908,5	2536,7
On labor payment	580	6154,7	6050,1
With participants	590		
By internal settlements	600	75,2	55,4
Other current liabilities	610	22833,4	9977,7
Total by section IV	**620**	**71327,5**	**236302,2**
V. Deffered incomes	**630**		
BALANCE	**640**	**812621,4**	**974602,4**

Director (signature)

Chief Accountant (signature)

(Seal)

КОНТАКТНАЯ ИНФОРМАЦИЯ

ОАО «Марганецкий горно-обогатительный комбинат»

Председатель правления
Надзоров Валентин Николаевич
ул. Советская, 62
г. Марганец
Днепропетровская область,
Украина, 53400
Тел: +380 5665 2-22-02
факс +380 5665 2-30-31, 2-30-39
e-mail: postmaster@ mgok.dp.ua

CONTACT INFORMATION

OJSC Marhanetsky GOK

Chairman of the board:
Valentin Nadzorov
62, Sovetskaya Str.,
Marganets,
Dnepropetrovsk reg.,
Ukraine, 53400
Tel. +380 5665 2-22-02
fax. +380 5665 2-30-31,2-30-39
e-mail: postmaster@ mgok.dp.ua

END